UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 333-143931

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	February 28,2009

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Geeks On Call Holdings, Inc.

Former name if applicable

814 Kempsville Road, Suite 106
Address of principal executive office (Street and number)

City, state and zip code	Norfolk, VA 23502

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒         (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)        The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has experienced delays in completing its Quarterly Report on Form 10-Q for the period ended February 28, 2009 due to recent lay-offs of staff  in connection with cost-cutting measures. The extension will allow the Company and its auditors, RBSM, further time to complete the review of the Company’s Quarterly Report on Form 10-Q. The Company is filing for the extension because, despite the best efforts of the employees of the Company, the Quarterly Report on Form 10-Q could not be completed by the initial filing date of April 14, 2009 without unreasonable effort and expense. The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable but no later than the expiration of the prescribed 5 calendar day period after April 14, 2009.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Richard T. Cole	(757)	466-3448
(Name)	(Area Code)	(Telephone number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Geeks On Call Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 15, 2009	By.	/s/ Richard T. Cole
	Name:	Richard T. Cole
	Title:	Chief Executive Officer and Chairman

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).